Exhibit 99.1
FOR IMMEDIATE RELEASE
MPEL Announces Appointment of James MacKenzie to its Board of Directors
New York — April 24, 2008 — Melco PBL Entertainment (Macau) Limited (NASDAQ: MPEL) announced today that it has appointed Mr. James MacKenzie to the Company’s Board of Directors and Chairman of its Audit Committee.
Mr. MacKenzie is currently the Chairman of Mirvac Group, a leading Australian listed diversified property group. He previously held the positions of Chairman, Victorian WorkCover Authority (2001-06), Managing Director, Funds Management and Insurance at the ANZ Banking Group (2000-01), Chief Executive Officer of Norwich Union Australia (1997-2000), and TAC Chairman (2001-2007) and Chief Executive Officer (1994-97).
Prior to this, Mr. MacKenzie spent ten years working overseas principally in Asia and the United Kingdom and on assignment in Europe and the United States in the accounting profession (1984-87), with European Pacific Trust and Banking Group (Chief Executive Asia) (1987-91) and Standard Chartered Bank (Director Global Trust Services) (1991-94).
A Chartered Accountant by profession, Mr. MacKenzie was a Partner in both the Melbourne and Hong Kong offices of an international accounting firm now part of Deloitte.
Mr. MacKenzie has served as a director of a number of public companies listed on Stock Exchanges both in Australia and overseas. He has been a director of prominent funds management companies: Paladin Australia, Portfolio Partners Limited and the Victorian Funds Management Corporation.
He replaces Mr. David Elmslie, who resigned from MPEL’s Board of Directors effective today. Following his resignation from MPEL’s Board of Directors, Mr. Elmslie intends to accept the position of Chief Operating Officer — International Business of Crown Limited, one of MPEL’s founding shareholders. “We are grateful for David’s contributions to the MPEL board and wish him luck as he moves on to his new role with Crown Limited”, said Lawrence Ho, Co-Chairman and CEO of MPEL.
About Melco PBL Entertainment (Macau) Limited
Melco PBL Entertainment (Macau) Limited is a developer, owner and through its subsidiary, Melco PBL Gaming (Macau) Limited, an operator of casino gaming and entertainment casino resort facilities. MPBL Gaming is one of six companies granted concessions or sub-concessions to operate casinos in Macau. Its first property, Crown Macau (www.crown-macau.com), opened on May 12, 2007. Other development projects include City of Dreams, an integrated casino resort located in Cotai. MPEL’s business also includes the Mocha Clubs (www.mochaclubs.com), which feature a total of approximately 1,100 gaming machines in seven locations and comprise the largest non-casino based operations of electronic gaming machines in Macau. MPEL has entered into an agreement, subject to certain conditions, to acquire a third development site on the Macau Peninsula. For more information about MPEL, please visit www.melco-pbl.com.
MPEL has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is also a Co-Chairman and the CEO of MPEL. Crown is a top-50 company listed on the Australian Stock Exchange and led by Executive Chairman James Packer, who is also a Co-Chairman and a Director of MPEL.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. MPEL may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MPEL’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: growth of the gaming market and visitation in Macau; finalization of credit facilities to finance construction of projects; the completion of the construction of our hotel casino resort projects; our acquisition and development of the Macau Peninsula site; increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia; the completion of infrastructure projects in Macau; government regulation of the casino industry; our ability to raise additional financing; the formal grant of a land concession for the City of Dreams site on terms that are acceptable to us and obtaining approval from the Macau government for an increase in the developable gross floor area of the City of Dreams site; the formal grant of an occupancy permit for City of Dreams; our anticipated growth strategies; and our future business development, results of operations and financial condition. Further information regarding these and other risks is included in our Annual Report on Form 20-F filed on April 9, 2008 and other documents filed with the Securities and Exchange Commission. MPEL does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this release, and MPEL undertakes no duty to update such information, except as required under applicable law.

Contact:	Melco PBL Entertainment (Macau) Limited Geoffrey Davis, CFA, Senior Vice President — Corporate Finance +1 212 671 1936 geoffreydavis@melco-pbl.com